UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  July 17, 2007

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

PGS 2007 SECOND QUARTER RESULTS, WEBCAST AND CONFERENCE CALL CONTACT DETAILS

JULY 17, 2007: OSLO, NORWAY, Petroleum Geo-Services ASA ("PGS" or the Company) (OSE and NYSE: PGS) will as previously announced release its 2007 second quarter financial results on Thursday, July 26, 2007 at approximately 8:00 am Central European Time (CET).

A presentation has been scheduled the same day at 9:00 am (CET) at PGS' Headquarters at Lysaker, Norway. A webcast and conference call have been scheduled the same day at 3:00 pm CET (9:00 am ET). The contact details for this service are detailed below.

The news release concerning the 2007 second quarter financial results and a corresponding slide presentation will be posted at Petroleum Geo-Services' web site at www.pgs.com. Interested parties can listen to the conference call over the Internet or by telephone.

 To participate on the conference call over the Internet, please visit PGS' web site, www.pgs.com, at least 15 minutes early, to register and to download and install any necessary audio software.

Alternatively, to access the live broadcast of the conference call by telephone, please dial-in at the number provided below, corresponding to your location. The conference ID is 5691551.

        LOCATION                      DIAL-IN NUMBER
        Norway (toll free)            800 19 395
        International                 +44 145 255 2510
        (toll)
        UK (toll free)                0800 694 2370
        US (toll free)                1866 966 9444

The telephone will be open for questions at the conclusion of management's remarks. For those that cannot listen to the live conference call, a replay of the webcast will be made available at PGS' website, www.pgs.com. Alternatively, a digital replay will be available shortly after the conclusion of the conference call, through Thursday, August 2, 2007. The access number is 5691551 followed by # (pound-sign). Please access the replay by dial-in at the number provided below.

        LOCATION                      DIAL-IN NUMBER
        International                 +44 145 255 0000
        (toll)
        UK (toll free)                0800 953 1533
        UK (local)                    0845 245 5205
        US (toll free)                1866 247 4222

                                      ****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2006. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

                                     --END--

FOR DETAILS, CONTACT:
OLA B0STERUD
Phone: +47 67 52 64 00
Cellular:  +47 90 95 47 43

CHRISTOPHER M0LLERL0KKEN
Phone: +47 67 51 43 16
Cellular: +47 90 27 63 55

US INVESTOR SERVICES
Katrina Parrott
Phone: +1 281 509 8000

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

    July 17, 2007                            /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager